January 22, 2020

Craig Courtemanche
President and Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, California 93013

       Re: Procore Technologies, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 13, 2020
           CIK No. 0001611052

Dear Mr. Courtemanche:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 17, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please tell us how you determine and define the various user metrics disclosed such as (a)
       the 1.3 million users of your platform; (b) 60% of users that were collaborators; and
       (c) 170 users on average per customer. In this regard, your response to prior comment 7 indicates that you are unable to accurately determine which collaborators become customers since collaborators use a variety of different log-in credentials and devices to access your platform. Also, given your inability to track the conversion of collaborators to users, please further explain your assertions that once collaborators have used your platform, they may potentially become customers and evangelize your products.
 Craig Courtemanche
Procore Technologies, Inc.
January 22, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 58

2. On page 5, you refer to "only 41%" of your customers subscribing to four or more of your products as a means to illustrate potential future market expansion. You further explain that several of your products are new and you believe your market opportunity could expand as you introduce new products. However, you state here that 59% of your customers subscribed to three or more of your products, which you believe illustrates successful introduction of new products. Please clarify these disclosures, as these statements appear to be somewhat inconsistent.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameCraig Courtemanche
                                                           Division of
Corporation Finance
Comapany NameProcore Technologies, Inc.
                                                           Office of Technology
January 22, 2020 Page 2
cc:       Peter N. Mandel
FirstName LastName